SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934

Century Aluminum Company
(Exact Name of Registrant as Specified in its Charter)

Delaware (State of Incorporation or Organization)	13-3070826 (IRS Employer Identification Number)
2511 Garden Road Building A, Suite 200 Monterey, California (Address of Principal Executive Offices)	93940 (Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:     x

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:     ¨

Securities Act registration statement file number to which this form relates: [N/A]
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	NASDAQ Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

[None]
(Title of Each Class)

Item 1.          Description of Securities To Be Registered.

                    On September 29, 2009, Century Aluminum Company, a Delaware corporation (the “Company”), entered into a Tax Benefit Preservation Plan (the “Plan”) with Computershare Trust Company, N.A., as Rights Agent.

                    Our Board of Directors (the “Board”) adopted the Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on our ability to use net operating losses, tax credits and other tax assets (the “Tax Attributes”), to reduce potential future U.S. federal income tax obligations. In the past, we have experienced substantial operating losses, and under the Internal Revenue Code of 1986, as amended (the “Code”), and rules promulgated by the Internal Revenue Service, we may “carry forward” these losses in certain circumstances to offset future earnings and thus reduce our federal income tax liability, subject to certain requirements and restrictions.

                    To the extent that the Tax Attributes do not otherwise become limited, we believe that we will be able to use a significant amount of the Tax Attributes, and therefore these Tax Attributes could be a substantial asset to us. As of December 31, 2008, the Company had Tax Attributes, including net operating losses, capital losses and tax credit carryforwards, of approximately $1.6 billion, after adjusting for losses carried back to previous tax years, which could offset future taxable income. If, however, we experience an “ownership change,” as defined in Section 382 of the Code, our ability to use the Tax Attributes will be substantially limited, and the timing of the usage of the Tax Attributes could be substantially delayed, which could therefore significantly impair the value of the Tax Attributes. In general, an ownership change would occur if the Company's “5-percent shareholders,” as defined under Section 382 of the Code, collectively increase their ownership in the Company by more than 50 percentage points over a rolling three-year period. Five-percent shareholders do not include certain institutional holders, such as mutual fund companies, that hold Company stock on behalf of several individual mutual funds where no single fund owns 5 percent or more of Company stock. In the past three years, the Company has experienced an increase in equity ownership by five-percent shareholders in excess of 40 percentage points.

          Under the Plan, from and after the record date of October 9, 2009, each share of our common stock will carry with it one preferred share purchase right (a “Right”) and each share of Series A Preferred Stock will carry with it one hundred Rights, until the Distribution Date or earlier expiration of the Rights, as described below. In general terms, the Rights will work to impose a significant penalty upon any person or group which acquires 4.9% or more of our outstanding common stock after September 29, 2009, without the approval of our Board. Stockholders who own 4.9% or more of the outstanding common stock as of the close of business on September 29, 2009, will not trigger the Rights so long as they do not (i) acquire additional shares of common stock representing one percent (1.0%) or more of the shares of common stock then outstanding or (ii) fall under 4.9% ownership of common stock and then reacquire shares that in the aggregate equal 4.9% or more of the common stock. The Board may, in its sole discretion, exempt any person or group for purposes of the Plan if it determines the acquisition by such person or group will not jeopardize tax benefits or is otherwise in the Company’s best interests. The Plan is not expected to interfere with any merger or other business combination approved by our Board.

     For those interested in the specific terms of the Plan, we provide the following summary description. Please note, however, that this description is only a summary, and is not complete, and should be read together with the entire Plan, which has been filed with the Securities and Exchange Commission as an exhibit to the Company’s Form 8-K filed on September 29, 2009. In addition, a copy of the agreement is available free of charge from our Company.

The Rights. From the record date of October 9, 2009, until the Distribution Date or earlier expiration of the Rights, the Rights will trade with, and will be inseparable from, the common stock and the Series A Preferred Stock, as applicable. New Rights will also accompany any new shares of Common Stock or Series A Preferred Stock that we issue after September 29, 2009, until the Distribution Date or earlier expiration of the Rights.

Exercise Price. Each Right will allow its holder to purchase from our Company one one-hundredth of a share of Series B Junior Participating Preferred Stock (“Preferred Share”) for $80.00, subject to adjustment (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership, after September 29, 2009, of 4.9% or more of our outstanding common stock (or if already the beneficial owner of at least 4.9% of our outstanding common stock, by acquiring additional shares of our common stock representing one percent (1.0%) or more of the shares of common stock then outstanding), unless exempted by the Board.

     We refer to the date when the Rights become exercisable as the “Distribution Date.” Until that date or earlier expiration of the Rights, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that we will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for payment of the Exercise Price, purchase shares of our common stock with a market value of twice the Exercise Price, based on the market price of the common stock as of the acquisition that resulted in such person or group becoming an Acquiring Person.

Exchange. After a person or group becomes an Acquiring Person, our Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Preferred Share Provisions. Each one one-hundredth of a Preferred Share, if issued:
     .     will not be redeemable.
     .     will entitle holders to dividends equal to the dividends, if any, paid on one share of common stock.
     .     will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.
     .     will have the same voting power as one share of common stock.
     .     will entitle holders to a per share payment equal to the payment made on one share of common stock, if shares of our common stock are exchanged via merger, consolidation, or a similar transaction.

The value of one one-hundredth interest in a Preferred Share is expected to approximate the value of one share of common stock.

Expiration. The Rights will expire on the earliest of (i) August 1, 2011, (ii) the time at which the Rights are redeemed, (iii) the time at which the Rights are exchanged, (iv) the repeal of Section 382 or any successor statute, or any other change, if the Board determines that this Plan is no longer necessary for the preservation of tax benefits, (v) September 29, 2010 if approval of the Plan by a majority of the Company's stockholders has not been obtained prior to such date, or (vi) a determination by the Board, prior to the time any person or group becomes an Acquiring Person, that the Plan and the Rights are no longer in the best interests of the Company and its stockholders.

Redemption. Our Board may redeem the Rights for $.001 per Right at any time before any person or group becomes an Acquiring Person. If our Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $.001 per Right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Anti-Dilution Provisions. Our Board may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common stock.

Amendments. The terms of the Plan may be amended by our Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person and does not become an exempt person prior to the Distribution Date, our Board may not amend the agreement in a way that adversely affects holders of the Rights (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person).

Item 2.	Exhibits.
4.1	Tax Benefit Preservation Plan, dated as of September 29, 2009, between Century
Aluminum Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of Century Aluminum’s Form 8-K filed on September
29, 2009)

SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 29, 2009

Century Aluminum Company

By: /s/ William J. Leatherberry
Name: William J. Leatherberry Title: Senior Vice President